SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Notice of 2014 First H Shareholders Class Meeting	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 5, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2014 FIRST H SHAREHOLDERS CLASS MEETING

The Company and all members of its board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that the 2014 first H Shareholders Class Meeting (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) will be held on Tuesday, 23 December 2014. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the circular of the Company dated 6 November 2014. The details of the H Shareholders Class Meeting are set out below:

1.	Basic information for convening the H Shareholders Class Meeting

(1)	Date and time: Tuesday, 23 December 2014 at 3:00 p.m., or immediately as soon as the conclusion of the A Shareholders Class Meeting;

(2)	Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC ;

(3)	Convenor: The Board; and

(4)	Form of voting: Relevant resolutions will be considered by on-site open ballot (including voting by proxy) or solicitation of votes by independent non-executive Directors.

2.	Items to be considered at the H Shareholders Class Meeting

To consider and, if thought fit, pass the following resolution as special resolutions of the Company:

SPECIAL RESOLUTIONS

(1)	THAT the Share Option Scheme (the terms of which have been set out in a document marked “A,” submitted to the H Shareholders Class Meeting and signed by the chairman of the H Shareholders Class Meeting for identification purposes, and a summary of terms of which, set out according to the structure and terms specified below, is contained in Appendix I to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted:

1.1	the basis for determining the Participants and the scope of the Participants;

1.2	the source and number of the Underlying Shares;

1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme;

1.4	the Exercise Price of the Share Options and the basis of determination;

1.5	the conditions of the Grant and the exercise of the Share Options;

1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options;

1.7	the accounting policies of the Share Options;

1.8	the procedures of the Grant and the exercise of the Share Options;

1.9	the respective rights and obligations of the Company and the Participants;

1.10	the solutions for special circumstances; and

1.11	the amendments and termination of the Share Option Scheme.

(2)	THAT the Board be and is hereby authorised to deal with all matters in relation to the Share Option Scheme of the Company. The Board is hereby authorized to conduct, among others, the following:

(i)	to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii)	to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

(iii)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv)	to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

(v)	to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi)	to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii)	to otherwise manage the Share Option Scheme where necessary;

(viii)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix)	to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x)	The abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

3.	Attendees of the H Shareholders Class Meeting

(1)	H Shareholders whose names appear on the register of members of the Company as at close of trading on Friday, 21 November 2014, or their proxies are entitled to attend the H Shareholders Class Meeting. Such persons who intend to attend the H Shareholders Class Meeting shall complete the notice of attendance for the H Shareholders Class Meeting and return it to the Company’ H Share registrar by Wednesday, 3 December 2014. For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting;

(2)	The Directors, the supervisors and the senior management of the Company; and

(3)	Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the H Shareholders Class Meeting

(1)	A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the shareholder attending the H Shareholders Class Meeting is a corporate shareholder, its legal representative who attends the H Shareholders Class Meeting shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the H Shareholders Class Meeting, the proxy shall produce proof of identity and the written authorisation duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorisation adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the notice of attendance for the H Shareholders Class Meeting. For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting.

(3)	Registration period: Monday, 24 November 2014 to Wednesday, 3 December 2014.

(4)	Registration address: For details, please refer to the Notice of Attendance for the H Shareholders Class Meeting.

5.	Independent Director’s Proxy Form

(1)	Pursuant to the Share Incentive Plan Measures, independent directors of a company listed on the Shanghai Stock Exchange should solicit votes publicly from all shareholders of the company if the company is to adopt a share incentive scheme. This is to encourage shareholders of such listed company to participate in the voting on proposals regarding adoption of a share incentive scheme by providing them with an additional way of participation in the general meeting. Mr. Jin Mingda, being an independent non-executive Director, has sent out the Independent Director’s Proxy Forms to solicit votes from the Shareholders pursuant to the Share Incentive Plan Measures and delegation from other independent non-executive Directors. Please also refer to the announcement of the Company dated 6 November 2014 with respect to additional information on the Independent Director’s Proxy Form.

(2)	Should you wish to appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf at the H Shareholders Class Meeting on the resolutions regarding the Share Option Scheme, please complete the Independent Director’s Proxy Form and return it to the Company’s H Share Registrar, Hong Kong Registrars Limited in person or by post not less than 24 hours before the time stipulated for convening the H Shareholders Class Meeting or its adjourned meeting.

(3)	You may appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf on the resolutions. Alternatively, if you wish to appoint any person other than Mr. Jin Mingda as your proxy to vote for you and on your behalf at the H Shareholders Class Meeting, you may simply disregard the Independent Director’s Proxy Form and complete and return the proxy form instead.

(4)	Please note that if you complete and return both the proxy form and the Independent Director’s Proxy Form and your voting indications in relation to the relevant resolutions as set out in the proxy form and the Independent Director’s Proxy Form are inconsistent, your voting indications set out in the INDEPENDENT DIRECTOR’S PROXY FORM will be counted as your vote(s) for or against the relevant resolutions on the Share Option Scheme.

By order of the Board Sinopec Shanghai Petrochemical Company Limited Tang Weizhong Company Secretary

Shanghai, the PRC, 6 November 2014

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Notes:

(a)	Notes to H Shareholders:

The Company will close the register of H Shareholders of the Company from Monday, 24 November 2014 to Tuesday, 23 December 2014 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm the qualification of attending the H Shareholders Class Meeting. H Shareholders of the Company who wish to vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 20 November 2014.

(b)	Shareholders who intend to attend the H Shareholders Class Meeting are required to send the notice of attendance to the registered address of the Company’s H share registrar by Wednesday, 3 December 2014. Please refer to the notice of attendance for details.

(c)	Any Shareholder entitled to attend and vote at H Shareholders Class Meeting is entitled to appoint one or more proxies to attend the H Shareholders Class Meeting and vote on his/her behalf. A proxy needs not be a Shareholder. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the Shareholder appointing the proxy or by such Shareholder’s authorised representative. If the form of proxy is signed by another person so authorised by the Shareholder, the power of attorney or other authorising document must be certified by a notary.

In respect of H Shareholders of the Company, the notarially certified power of attorney or other authorising document together with the form of proxy or the Independent Director’s Proxy Form must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the H Shareholders Class Meeting. A circular, containing the notice of H Shareholders Class Meeting and information regarding the Share Option Scheme and related matters, together with a form of proxy, an Independent Director’s Proxy Form and a notice of attendance will be despatched to H Shareholders of the Company.

(d)	Each Shareholder (or his/her proxy) shall exercise his/her voting rights by way of poll.

(e)	H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the class meeting for holders of H Shares is: The Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050